FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen Inc. FY 2006 Interim Financial Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	December 21, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

WEBZEN INC. FY 2006 INTERIM FINANCIAL STATEMENTS

Webzen Inc.

Non-consolidated Balance Sheet

(* The FY 2006 Interim financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

* The FY 2006 Interim financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

		As of
	31-Dec-05	31-Mar-06	30-Jun-06
	KRW	KRW	KRW
Assets
I. Current Assets	134,032,699,865	123,250,603,960	113,313,978,464
(1) Quick Assets	134,032,699,865	123,250,603,960	113,313,978,464
Cash and cash equivalents	118,107,261,444	105,363,808,336	77,604,345,858
Short-term financial instruments	2,270,052,194	1,309,060,525	21,949,376,458
Accounts receivable, net.	4,364,944,214	4,466,009,611	4,720,401,212
Short-term loans	1,188,773,620	1,071,528,740	1,013,968,080
Accrued income receivable	123,611,466	150,949,677	86,659,730
Non-trade receivable	48,180,328	743,888,984	20,920,717
Marketable securities	4,812,410,603	6,447,830,088	2,372,063,336
Advance payments	236,773,361	1,068,608,839	1,223,618,070
Prepaid income taxes	706,861,305	142,483,720	314,947,780
Value added taxes	-	-	329,559,206
Prepaid expenses	270,442,755	514,203,679	526,109,706
Other current assets	-	-	-
Deferred income tax debits	1,903,388,575	1,972,231,761	3,152,008,311

(2) Inventory	-	-	-
1. Goods	-	-	-

II. Fixed Assets	57,645,050,070	61,994,079,523	65,334,557,328
(1) Investments	34,296,263,543	38,407,472,371	40,891,582,266
Long-term financial instruments	-	-	-
Long-term loans	1,059,131,500	1,034,250,800	2,399,925,490

Investments in securities according to equity method	6,046,614,750	4,856,720,305	3,190,383,925
Available-for-sale securities	535,665,682	535,665,682	535,665,682
Long-term prepaid expenses	7,247,951,381	10,873,578,930	12,311,572,050
Guarantee deposits	17,523,707,705	17,613,467,705	17,703,467,705
Long-term Deferred Income Tax debits	1,883,192,525	3,493,788,949	4,750,567,414

(2) PP&E	11,806,355,288	12,159,980,245	12,572,286,502
Land	2,611,544,500	2,611,544,500	2,611,544,500
Buildings and auxiliary facilities	5,756,150,904	5,717,753,907	5,679,356,910
Equipment	3,017,003,089	3,331,438,040	3,721,058,846
Facilities	421,656,795	499,243,798	560,326,246

(3) Intangible assets	11,542,431,239	11,426,626,907	11,870,688,560
Organization expenses	-	-	-
Software	4,323,065,415	4,172,336,319	3,961,803,910
Goodwill	-	-	-
Capitalized R&D costs	7,219,365,824	7,254,290,588	7,908,884,650
Other intangible assets	-	-	-

Total assets	191,677,749,935	185,244,683,483	178,648,535,792

I. Current Liabilities	8,610,099,605	8,909,970,200	11,700,824,161
Accounts Payable	2,037,638,581	2,025,869,895	4,898,973,470
Accrued expenses	849,909,423	813,260,349	1,348,127,915
Accrued income taxes	-	-	-
Withholdings	242,146,687	472,464,095	248,276,905
Deposits received	871,875,000	871,875,000	871,875,000
Withhold Value added tax	1,507,437	8,571,666	-
Advances received	95,018,396	106,250,696	100,953,176
Unearned revenues	4,172,407,865	4,167,136,621	3,776,344,528
Provision for sales promotion	251,796,216	258,783,068	253,233,996
Provision for other estimated liabilities	87,800,000	185,758,810	203,039,171

II. Fixed Liabilities	4,115,591,495	4,421,751,813	4,840,683,043
Accrued severance benefits	3,912,843,444	4,255,331,707	4,758,488,528
Long-term unearned income	192,748,051	156,420,106	72,194,515
Long Term Deferred Income Tax Credits	-	-	-
Long-term accounts payable	10,000,000	10,000,000	10,000,000

Total Liabilities	12,725,691,100	13,331,722,013	16,541,507,204

I. Capital Stock	6,485,000,000	6,485,000,000	6,485,500,000
Common stock	6,485,000,000	6,485,000,000	6,485,500,000

II. Capital Surplus	135,405,721,645	135,436,087,227	135,436,087,227
Additional paid-in capital	135,405,721,645	135,436,087,227	135,436,087,227

III. Retained Earnings	54,045,173,788	47,959,620,351	39,161,687,531
Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
Appropriated-Reserve for business rationalization	117,904,363	117,904,363	117,904,363
Appropriated-Reserve for future investments	442,699,142	442,699,142	442,699,142
Unappropriated retained earnings to be carried forward	53,162,070,283	47,076,516,846	38,278,584,026

IV. Capital adjustments	(16,983,836,598)	(17,968,246,108)	(18,976,246,170)
Capital Adjustment-Unrealized gains on AFS	287,070,348	216,635,418	130,673,638
Capital Adjustment-Unrealized losses on AFS	-	(2,415,660)	-
Treasury Stock	(16,865,799,640)	(17,634,086,540)	(18,307,830,040)
Stock option	474,087,134	513,924,979	639,786,799
Loss on investments in equity method securities	(879,194,440)	(1,049,630,205)	(1,426,202,467)
Gains on sale of treasury stock	-	(12,674,100)	(12,674,100)

Total shareholders' equity	178,952,058,835	171,912,961,470	162,107,028,588
Total liabilities and SE	191,677,749,935	185,244,683,483	178,648,535,792

Webzen Inc.

Non-consolidated Income Statement

(* The FY 2006 Interim financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

* The FY 2006 Interim financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	Three months ended		Six months ended
	31-Mar-06	30-Jun-06	30-Jun-06
	KRW	KRW	KRW

I. Sales	5,182,005,433	6,367,970,478	11,549,975,911
Online game	4,353,300,999	4,591,389,994	8,944,690,993
Royalty	828,704,434	1,776,580,484	2,605,284,918
Merchandise	-	-	-

II. Cost of goods sold	2,539,453,906	2,835,791,830	5,375,245,736
Online game	2,539,453,906	2,835,791,830	5,375,245,736
Merchandise	-	-	--

III. Gross profit	2,642,551,527	3,532,178,648	6,174,730,175

IV. Selling, general and administrative	9,009,645,183	14,471,086,443	23,480,731,626
Salaries expenses	1,974,607,644	1,886,818,021	3,861,425,665
Severance benefits	167,519,555	220,113,075	387,632,630
Welfare benefits	220,703,863	256,325,586	477,029,449
Travel expenses	154,366,215	177,666,868	332,033,083
Entertainment expenses	77,760,371	131,271,921	209,032,292
Communication expense	74,480,368	40,579,949	115,060,317
Utility expenses	28,194,651	19,557,027	47,751,678
Taxes and dues	101,232,661	81,290,869	182,523,530
Depreciation	129,223,788	148,866,959	278,090,747
Rental expense	72,550,233	59,500,542	132,050,775
Repairs expenses	-	3,900,000	3,900,000
Insurance premium	47,005,520	51,611,780	98,617,300
Vehicle maintenance expenses	18,958,856	16,379,090	35,337,946
Ordinary research and development expenses	3,904,121,855	4,490,717,823	8,394,839,678
Freight expenses	9,228,409	4,877,214	14,105,623
Training expenses	32,930,007	23,040,054	55,970,061
Publication expenses	7,960,141	9,388,631	17,348,772

Office supplies expenses	3,316,768	1,839,568	5,156,336
Supplies expenses	21,983,163	22,122,625	44,105,788
Commissions paid	863,343,197	982,212,908	1,845,556,105
Advertising expenses	772,279,783	5,285,174,867	6,057,454,650
Bad debt expenses	45,168,867	240,353,578	285,522,443
Sales commissions	194,350,392	187,348,165	381,698,557
Amortization cost of intangible assets	41,192,998	38,878,256	80,071,254
Sample expenses	-	-	-
Compensation expenses assoc. w/ stock options	47,165,878	91,251,069	138,416,947

V. Operating profit	(6,367,093,656)	(10,938,907,795)	(17,306,001,451)

VI. Non-operating income	1,101,782,478	1,432,002,269	2,320,411,437
Interest income	1,011,347,645	1,033,311,304	2,044,658,949
Gains on foreign currency transaction	747,582	9,874,585	10,622,167
Income from commission	19,500,000	17,000,000	36,500,000
Gains on foreign currency translation	619,675	42,956,912	4,458,781
Gains on valuation of forward currency contracts	-	-	-
Gains on disposition of PPE	276,648	298,000	574,648
Equity income on investments	-	174,255,504	-
Gains on available for sale securities	68,355,679	142,760,802	211,116,481
Gains on forward currency transactions	-	-	-
Reversal of Compensation Exp. associated with SO	-	-	-
Miscellaneous income	935,249	11,545,162	12,480,411

VII. Non-operating expenses	2,107,787,301	1,884,546,566	3,778,960,557
Losses on foreign currency transaction	173,086,868	74,747,986	247,834,854
Donations	-	-	-
Losses on foreign currency translation	85,117,086	29,556,032	75,555,312
Loss on disposal of tangible assets	-	7,284,087	7,284,087
Losses on forward currency transactions	-	-	-
Losses on disposal of available-for-sale securities	-	390,000	390,000
Losses on valuation of intangible assets	-	-	-
Miscellaneous losses	36,012,275	4,563,052	40,575,327
Losses on valuation of forward currency contracts	-	-	-
Additional Payment of Income Taxes	-	-	-
Losses on disposition of PPE	-	-	-
Equity losses on investments	1,813,571,072	1,768,005,409	3,407,320,977

VIII. Profit before extraordinary items	(7,373,098,479)	(11,391,452,092)	(18,764,550,571)

IX. Extraordinary gains	-	-	-

X. Extraordinary losses	-	-	-

XI. Income before income tax expenses	(7,373,098,479)	(11,391,452,092)	(18,764,550,571)

XII. Income tax expenses	(1,515,812,111)	(2,593,519,272)	(4,109,331,383)

XIII. Net income (loss)	(5,857,286,368)	(8,797,932,820)	(14,655,219,188)

2006 Second Quarter Results Summary

Revenues

Revenue for second quarter ended June 30, 2006 was KRW 6.4 billion, representing a 23% increase from first quarter of 2006. This increase was primarily due to the stabilization of our game MU in Korea and the increase of overseas royalty revenue related to the commercialization of MU in Vietnam and US. Overseas revenue increased more than the domestic revenue. Domestic revenue increased 6% to 4.6 billion KRW. And this resulted from the stabilization of MU since 4th quarter of 2005. Overseas revenue increased 115% to 1.8 billion KRW, due to the revenue from the commercialization of MU in Vietnam and the US. Other revenue which is related with mobile revenue decreased 36% from 1st quarter Currently, domestic and overseas revenue consist of 72% and 28% respectively of the total revenue. Among the domestic revenue, individual subscription revenue increased 8% to 3.4 billion KRW, and internet café revenue was 1.1billion KRW, which was similar to last quarter. Overseas revenue increased 115% QoQ. Regionally, Philippines increased by a large percentage, recording 120 million KRW.

China and Japan showed a 4% decrease and recorded 59 million KRW and 487 million KRW respectively. Revenue from Vietnam and the US was generated from the commercial launch of MU during April. We recognized 345 million and 511 million KRW respectively. Overseas revenue has shown a sign of stabilization and the commercial launch of MU in Vietnam and US are expected to contribute to the stabilization.

Operating Expenses

Total operating expenses increased 50% to KRW 17.3 billion due to the E3 game show expense and SUN open beta marketing expense. Labor costs was KRW 6.7 billion which increased 3.7% from previous quarter. Labor costs account for 38% of total operating costs. Depreciation increased 30% to KRW 755 million related to the addition of new servers for the new service of games. Commission paid increased 77% from previous quarter due to the increase of agency business fee and outsourcing fee, and was KRW 1.9 billion. Marketing expenses increased 584% to 5.2 billion KRW. The increase was due to the E3 Game Expo and marketing related to our new game SUN. Sales Commission decreased 3% due to the decrease of internet café revenue to 187 million KRW. Other costs were KRW 2.5 billion and was similar to previous quarter. We recognized a negative KRW 453 million non-operating income during 2nd quarter. Interest income increased 2%.As of end of 2nd quarter, cash and cash equivalents, including marketable securities was KRW 101.9 billion. KRW 9.9 billion decreased from previous quarter. (end of Q1: KRW 111.8 billion) We experienced a KRW 1.6 billion loss in equity method. We recognized an equity gain in Webzen China due to the profit related to a service contract for Kingdom of Warriors. Webzen America’s equity loss increased due to the adjustment (write-off) of deferred income tax.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Sung Ho Lee
Investor Relations
(822) 3498-6818

Private Securities Litigation Reform Act Safe Harbor Statement

Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the commercialization, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the commercial launch may be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.'s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.